April 30, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Telecommunications
100F Street, NE
Washington D.C.
20549

Attention:
Robert Littlepage, Accountant Branch Chief
Kathryn Jacobson, Senior Staff Accountant

RE: GTT Communications, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed March 2, 2020
File Number 001-35965

Dear Mr. Littlepage and Ms. Jacobson,

GTT Communications Inc., a Delaware corporation (“GTT,” the “Company,” “we”, “us” or “our”), is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on April 21, 2020 with respect to the Company’s financial statements and related disclosures in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed on March 2, 2020.

Below are the Company’s responses. For the convenience of the Staff, we have repeated the Staff’s comment before our corresponding response.

Form 10-K for the Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 31

1.We note that you present Adjusted Free Cash Flow and Adjusted Unlevered Free Cash Flow, both liquidity measures that exclude charges or liabilities that require cash settlement. Please refer to Item 10(e)(1)(ii)(A) of Regulation S-K, which prohibits the exclusion of charges or liabilities that required, or will require, cash settlement, or would have required cash settlement, absent an ability to settle in another manner, from non-GAAP liquidity measures and revise accordingly.

Response:
We note the Staff’s comment and will revise future disclosures in our Form 10-K, Form 10-Q’s and earnings releases commencing with the periods ended March 31, 2020 to adhere to the requirements of Item 10(e)(1)(ii)(A) of Regulation S-K and any associated Compliance and Disclosure Interpretations.

Note 2, Significant Accounting Policies

Revenue Recognition, page F-10

2.You disclose that usage based fees represent variable consideration, but that the Company is not able to "estimate these amounts with a high degree of certainty and therefore the usage based fees are excluded from the transaction price and are instead recognized as revenue based on actual usage charges billed using the rates and/or thresholds specified in each contract." Please describe the factors that you considered in assessing the likelihood and the magnitude of a revenue reversal in applying the variable consideration constraint. Refer to ASC 606-10-32-11 through 32-13. Also, tell us the actual usage fee revenues recognized during each of the periods presented.

Response:
As we note in our Form 10-K the Company’s revenue is derived primarily from telecommunications services. Fees charged for ongoing services are generally fixed in price and billed on a recurring monthly basis for a specified term. Fees may also be based on specific usage of the related services, or usage above a fixed threshold, which are billed monthly in arrears.

The usage-based services are divided into three categories, data usage, voice usage and wireless usage. The three categories are all measured and accounted for in the same way and any categorization merely indicates the specific telecommunication service it is associated with.

The table below notes the total revenue we recognized for total usage services for the periods we presented in our Form 10-K:

Amounts in millions	Year Ended December 31,
	2019	2018	2017

Total usage revenue	32.8	31.3	16.0

Total revenue	$1,727.8	$1,490.8	$827.9

Total usage revenue as % of total revenue	1.9%	2.1%	1.9%

The remainder of this response collectively refers to the data usage, voice usage and wireless usage as “usage-based” services or revenue. Note that the increase in usage-based revenue from 2017 to 2018 was driven by our acquisitions of Interoute in May 2018 and Access Point in October 2018, both of which contributed to increases in data and voice services.

Upon the adoption of Accounting Standards Topic 606, Revenue from Contracts with Customers, (“ASC 606”) we evaluated and concluded that the usage-based revenue did constitute variable consideration as defined by ASC 606-10-32-6 that states:

“An amount of consideration can vary because of discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items. The promised consideration also can vary if an entity’s entitlement to the consideration is contingent on the occurrence or nonoccurrence of a future event.”

This usage-based revenue effectively represents an “overage” charge that is assessed when a customer exceeds their committed usage threshold in any given one-month time frame. The Company does not have any usage-based contracts that are assessed on a time-frame other than monthly. While these overages are assessed and billed in arrears they are sporadically incurred by customers due to the usage of their employees or their customers if they are not the end user.

The Company evaluated whether this variable consideration would be constrained pursuant to ASC 606-10-32-11 thru 13. We further evaluated the allocation of this variable consideration to the transaction price as noted in ASC 606-10-32-39. We have summarized our conclusions below.

ASC 606-10-32-11 states that:
“An entity shall include in the transaction price some or all of an amount of variable consideration estimated in accordance with paragraph 606-10-32-8 only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.”

Further, ASC 606-10-32-12 further notes, with the Company’s responses respectively:
“In assessing whether it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty related to the variable consideration is subsequently resolved, an entity shall consider both the likelihood and the magnitude of the revenue reversal. Factors that could increase the likelihood or the magnitude of a revenue reversal include, but are not limited to, any of the following:

a.The amount of consideration is highly susceptible to factors outside the entity’s influence. Those factors may include volatility in a market, the judgment or actions of third parties, weather conditions, and a high risk of obsolescence of the promised good or service.

Response: The customer’s network usage ultimately drives the usage-based fees. This usage is highly susceptible to factor’s outside of the Company’s influence and would be driven by factors unique to each customer over which the Company would have little to no insight (the customers’ general business activity, industry influences, activity within the market that the customer operates, seasonality, etc.)

b.The uncertainty about the amount of consideration is not expected to be resolved for a long period of time.

Response: The uncertainty would generally be resolved within one month when the usage-based billings are generated. If there was a delay in gathering the underlying usage data and analyzing whether a customer went above the committed threshold, it would be resolved no later than two months after crossing the committed threshold.

c.The entity’s experience (or other evidence) with similar types of contracts is limited, or that experience (or other evidence) has limited predictive value.

Response: Based upon the Company’s analysis, historical usage-based activity does not appear to be an indicator of future activity. This is primarily since customers seek to minimize usage-based fees by changing their operations or modifying their service plan with the Company in order to avoid the more costly usage-based fees.

d.The entity has a practice of either offering a broad range of price concessions or changing the payment terms and conditions of similar contracts in similar circumstances.

Response: As noted above, in certain instances a customer may seek to renegotiate its contract with the Company when or if they incur usage-based fees. The modified contracts provide for new distinct services that are offered at the then current standalone selling price. These modifications would therefore be treated as a termination of the existing contract and the creation of a new contract, in which case revenue would be adjusted prospectively for the terms of the new contract. These modifications would not be considered a concession by the Company. The Company has no history of issuing price concessions or entering into other arrangements that would change the payment terms of its usage-based contracts. Therefore, the Company has concluded that this criteria does not exist.

e.The contract has a large number and broad range of possible consideration amounts.

Response: The usage-based fees are highly variable and generally are not limited in any way. A customer could potentially incur usage-based fees in excess of a given month’s recurring charge. Alternatively, usage-based fees in any given month may only represent a fraction of that month’s monthly recurring charge. In estimating the variable consideration, it may be difficult to provide a basis to conclude that a significant reversal of variable consideration is not probable.

The Company asserts that there is little predictability in these usage-based services and under the expected value method, the value of any reversals or credits would be zero.

If you have any questions regarding our responses, please do not hesitate to contact myself at (571) 461-0009 or Dan Fraser at (646) 254-6907. Thank you for your attention to this matter.

Sincerely,

/s/ Steven Berns Steven Berns EVP & Chief Financial Officer	/s/ Daniel M. Fraser Daniel M. Fraser SVP Finance and Corporate Controller Principal Accounting Officer
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